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As filed with the Securities and Exchange Commission on September 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

24/7 REAL MEDIA, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	13-3995672 (I.R.S. Employer Identification No.)
1250 Broadway, 28th Floor New York, New York 10001 (212) 231-7100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David J. Moore
President and Chief Executive Officer
24/7 Real Media, Inc.
1250 Broadway, 28th Floor
New York, New York 10001
(212) 231-7100
Fax (212) 760-1081
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Ronald R. Papa, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036-8299 (212) 969-3000 Fax (212) 969-2900	Mark E. Moran, General Counsel 24/7 Real Media, Inc. 1250 Broadway, 28th Floor New York, New York 10001 (212) 231-7103 Fax (212) 760-2811

Approximate date of commencement of proposed sale to public:

From time to time after this Registration Statement has been declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box.    ☐

If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per Unit(2)	Proposed maximum aggregate offering price(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	4,464,286 shares	$3.13	$13,973,215	$1,770.41

(1)
Pursuant to Rule 416 under the Securities Act, also includes such indeterminate number of shares of common stock as may be issued from time to time by reason of any stock dividend, stock split, recapitalization or other similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low sale prices of the common stock reported on NASDAQ on August 30, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. Although we are permitted by U.S. federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the Securities and Exchange Commission relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2004

PROSPECTUS
4,464,286 Shares of Common Stock
24/7 REAL MEDIA, INC.

        This prospectus relates to the offer and sale of 4,464,286 shares of our common stock by the selling stockholders listed on page 21. The selling stockholders may offer their shares of common stock through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Our common stock is listed on the Nasdaq SmallCap Market, under the symbol "TFSM." On August 31, 2004, the last reported sale price for the common stock was $3.27 per share.

        Investing in our common stock involves risks. See the section entitled, "Risk Factors," beginning on page 6 to read about some factors you should consider before buying shares of our common stock.

        THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

September 1, 2004

         You should rely only on information contained in this document or to which we have referred you. Neither we nor the selling stockholders have not authorized anyone to provide you with different or additional information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. You should not assume that the information in the prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

24/7 REAL MEDIA, INC.

        The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading "Risk Factors."

        24/7 Real Media offers a comprehensive suite of media and technology products for the online advertising needs of Web publishers and advertisers, including Web representation, advertisement serving, analytics and search marketing services. We work closely with Web publishers and advertisers to implement integrated solutions to sell and deliver advertising on Web sites and manage other critical operations including campaign planning, execution, measurement and analysis. Our 24/7 Web Alliance of over 800 affiliated Web sites aggregates advertising inventory and targets audience segments to attract advertisers worldwide. We believe our Open AdSystem technology platform enables Web publishers and advertisers to target, convert and retain their best online customers, maintain customer relationships and safeguard the privacy of Web users. Through 24/7 Search, we connect advertisers with consumers who use search engines to search for information about products and services.

        We are one of the few established global providers of Internet media representation services and online advertising technology. We sell our products and services worldwide from sales locations throughout North America, Europe, Asia and Australia. In January 2004, we acquired Real Media Korea Co. Ltd., a leading provider of Internet advertising and marketing solutions in the Republic of South Korea. In August 2004, we acquired Decide Holdings Pty Limited, a leading provider of Internet search marketing solutions headquartered in Australia.

Integrated Media Solutions

        Our Integrated Media Solutions consist of the 24/7 Web Alliance, a global alliance of Web sites represented by us through which advertisers can run campaign orders directly with us, and 24/7 Search, an Internet search marketing service designed to connect advertisers with consumers using search engines to find product information. Our 24/7 Search solution uses proprietary technology to help advertisers determine the keywords most relevant to their products and services in order to lead users from search engines to the advertisers' Web sites. Through our relationships with major search engines, we also help advertisers receive enhanced placement in search results.

The 24/7 Web Alliance

        Through our 24/7 Web Alliance, we represent Web sites with brand names, quality content and global reach. We promote our media representation services, and the opportunity to join our 24/7 Web Alliance, to Web publishers seeking to increase advertising revenues from their Web sites and maximize revenues from their existing advertising inventory. We also promote our 24/7 Web Alliance to advertisers seeking online strategies to target audiences, build their brands and generate greater customer response and greater return from their advertising spending.

        Our 24/7 Web Alliance currently consists of three distinct offerings:

          The 24/7 Portfolio. Our 24/7 Portfolio is a select portfolio of brand name Web sites, independent from our 24/7 Network, to which we provide advertising sales and media representation services.

          24/7 Verticals. Our 24/7 Verticals groups together partner Web sites, categorized by content, demographic and psychographic characteristics, through which our client advertisers can target specific audiences across multiple sites with a single advertising buy. 24/7 Verticals enables advertisers to target audience segments by content (identifying specified sites, sections, pages or positions on a page that receives ads) and to customize their online marketing strategies to improve reach and response.

          The 24/7 Network. Our 24/7 Network aggregates hundreds of Web sites that we believe are attractive to advertisers because they generate a high number of advertising impressions and offer a variety of online content. We offer advertisers a range of impression-based and performance-based pricing models for advertising across the 24/7 Network.

        We leverage our Open AdSystem technology platform and our experienced traffic and account management staff to help our client advertisers target advertisements to the right segments of our 24/7 Web Alliance audience. In addition to our 24/7 Verticals we have the expertise and technology to target audiences in a variety of ways, including: behavioral targeting (serving advertisements to users based upon anonymous data gathered about their online activity and preferences), keyword (serving advertisements related to specific words entered into a search box by an online consumer), geography (delivering advertisements based on specific geographical locations), day parting (specifying a particular time of day or week the advertisement is viewed) and frequency capping (limiting the number of times a particular advertisement is delivered to the same user within specific time periods). We are currently implementing a sophisticated behavioral targeting solution for advertisers that leverages our Insight ACT technology and the anonymous audience data made available to us by Web publishers in the 24/7 Web Alliance.

Publishers In The 24/7 Web Alliance

        Our 24/7 Web Alliance currently includes approximately 800 Web sites represented by 24/7 Real Media worldwide. These Web sites trust us to sell their premium advertising inventory and their under-utilized advertising inventory to the top international advertisers. Using our advanced technology platform, we believe we have developed one of the most cost-effective solutions for Web sites to generate revenue from their advertising inventory. Our experienced global sales force ensures that our affiliated Web sites are well-represented to advertisers worldwide and promoted as the leading solution for advertisers to reach the audiences of these Web sites.

        We believe that inclusion in our 24/7 Web Alliance benefits our affiliated Web sites in significant ways. First, inclusion in our 24/7 Network offers our affiliated Web sites the technology for managing and delivering Internet advertising. The affiliated Web sites can avoid the hardware, software and personnel costs associated with building and maintaining their own advertisement serving technology and, in some cases, their own advertising sales force. Second, by selling their advertising inventory that often would remain under-sold or unsold, we offer affiliated Web sites a stream of recurring revenue. We believe that many prominently branded Web sites that attract advertisers who want impression-based solutions rarely sell their entire advertising inventory. By using our 24/7 Portfolio solution, these Web sites gain the opportunity to generate revenue from their unsold inventory, while protecting the value of the Web site's brand name and the rate the Web site can charge for its advertising inventory generally. Third, all of our affiliated Web sites benefit from our experienced management team, our sales and marketing organization and our worldwide access to advertisers.

        The effectiveness of our media solutions depends, in part, on the quality of the Web sites in our 24/7 Web Alliance. We enforce our quality standards by reviewing and periodically auditing Web site content and we reject membership requests from Web sites that do not meet our quality standards. Our quality standards generally are intended to screen out Web sites with inappropriate content, insufficient traffic, illegal activity and fraudulent clicking activity. We also may eliminate Web sites that encourage users to click on banner advertisements for reasons other than an interest in our client advertisers' messages.

Advertisers On The 24/7 Web Alliance

        We focus our sales and marketing efforts on the leading international advertisers and advertising agencies, many of which have utilized our solutions. Advertisers and advertising agencies typically implement advertising campaigns with written agreements, or insertion orders, governing the nature and duration of the campaign and the Web sites that will run the campaign. Based on the extensive reach of our 24/7 Web Alliance and the breadth of its online content, we can package customized advertising solutions for advertisers and advertising agencies. Our sales force works closely with advertisers to customize advertising delivery to enhance the effectiveness of advertising campaigns.

24/7 Search

        24/7 Search provides performance-based, search marketing services for the Internet. Through 24/7 Search, we connect advertisers with consumers using search engines to search for information about products and services. Our 24/7 Search solution uses proprietary technology to help advertisers determine the keywords most relevant to their products and services that will lead users from search engines to the advertisers' Web sites. Through our relationships with major search engines, we also help advertisers receive enhanced placement in search results. Advertisers pay us a "per-click" fee for each user delivered to their Web sites from our search engine partners.

        24/7 Search provides three primary services:

          Paid inclusion. 24/7 Search provides a paid inclusion service for advertisers, which consists of producing an editorially reviewed search listing that appears prominently in search results displayed by our partner search engines in response to a user's inquiry for particular keywords and phrases. We assist our client advertisers in selecting keywords and phrases most relevant to their products or services. Our tightly controlled editorial process ensures that only relevant search results are shown to a search engine user. We help our client advertisers determine the most relevant pages in their Web sites to which visitors will be directed, known as landing pages, in order to increase the percentage of visitors that are converted into buyers, or the conversion rate. We submit the search listing, after our editorial review, to our search engine partners through frequently refreshed "trusted feeds," employing a proprietary extensible mark-up language (XML) platform. A proprietary filtering technology ensures that our client advertisers pay only for valid visitors to their landing pages by eliminating clicks generated by automated tools, spiders, robots, repetitive addresses and foreign visitors. We carefully monitor results with our client advertisers and actively manage our filtering technology accordingly.

          Pay-per-click bid management. 24/7 Search also provides campaign and bid management services used by client advertisers to actively manage the return on the "pay-per-click" fee charged by search engines to advertisers for sponsored listings, which are additional search results displayed adjacent to the natural search results and identified as sponsored advertisements. We manage the bidding process on our client advertisers' principal keywords and help them develop cost-efficient variations on their principal keywords, carefully calculating the incremental return on investment from better positioning in search results. We help actively manage our client advertisers' Web sites, editorial copy and selection of landing pages to increase their conversion rates, and we provide for an automated XML feed to our search engine partners to upload client advertising data efficiently.

          Search Agency. 24/7 Search also offers search agency services used by client advertisers to make bids on keywords and key phrases on search engines selected by them. In connection with our search agency services, we typically act on behalf of our client advertiser to place bids on selected search engines and we charge our client advertiser the bid price plus a standard commission. We primarily provide our search agency services in Europe. As a result of our acquisition of Decide Holdings Pty Limited, we may provide search agency services in additional markets in Europe, North America and Asia.

        Our search distribution network for paid inclusion and pay-per-click bid management services includes numerous branded search engines, including Alta Vista, Ask Jeeves, Engine 54, FAST, FindWhat, Google, InfoSpace, Inktomi and Overture. In turn these sites maintain relationships with other search destinations including About.com, AOL, Excite, MSN and Yahoo!, among others.

Technology Solutions

The Open AdSystem Platform

        Our award-winning, patent-protected Open AdSystem platform is the foundation of 24/7 Real Media's proprietary technology offering. Our Open AdSystem platform is a format-agnostic advertisement delivery engine capable of delivering virtually all types of advertisement formats across the Internet and other interactive platforms. Our Open AdSystem platform was designed with a view towards enhancing the ability of Web sites and advertisers to protect the information generated by users interacting on Web sites—the "media asset" of the Web.

        Our Technology Solutions are primarily based on our patent-protected Open AdSystem technology platform for Internet advertisement delivery, management and analytics, and consist of:

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  Open AdStream Local, which we license to Web publishers to run on their proprietary, local servers;

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  Open AdStream Central, which we provide to Web publishers from software hosted centrally on our servers; and

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  Open Advertiser, which we provide to advertisers and advertising agencies from software hosted centrally on our servers.

        We have designed our Insight software solutions to fully integrate with our Open AdStream technology, to offer Web publishers active campaign reporting and marketing intelligence and help advertisers measure, analyze, manage and monetize audiences.

The Open AdStream Solution

        We offer Web publishers a licensed version of our Open AdStream (OAS) advertisement delivery and management software, or OAS Local, that is designed to run on local servers operated by our customer. We also offer Web publishers our OAS Central service, an application distributed to our customers from software hosted centrally on our servers. We host the software for our customers using multi-location, fully redundant data centers. Our OAS Central service provides seamless advertising delivery and management services for Web publishers and allows them to offer their advertisers sophisticated targeting and reporting capabilities. Our OAS Central service provides all the features and functionality of our OAS Local product within a secure, managed environment.

        Open AdStream Central continuously monitors advertising delivery for optimum accuracy and performance, using a fully distributed system architecture with geographic load balancing. The system employs a fully redundant infrastructure with multiple data centers, Internet connections, mirrored disk backup and battery and generator backups that provide robust, reliable service with rapid scalability and performance. We partner with Akamai Technologies' global caching network for efficient content delivery.

        Open AdStream Central service is priced at a fee per thousand advertisements delivered and is purchased by Web publishers who do not want to devote the resources, time, or personnel required to host their own advertisement serving system. Our centrally hosted solution enables our customers to execute advertising programs without the expense of building and maintaining their own in-house technical infrastructure and resources.

The Open Advertiser Solution

        Our Open Advertiser (OAD) solution, similar to our OAS Central solution, is an application distributed from our servers that enables advertisers and their agencies to increase their return on investment and to streamline the advertising management process through targeting of advertisements, analytical reporting and active work-flow management. In particular, our OAD service is designed to enable agencies to analyze their advertisers' online campaigns in great detail and provide value-added recommendations for follow-up marketing programs through detailed analytical reporting options. OAD features a dedicated cookie assigned to each advertiser and agency that allows marketers to retarget their audience based on previously performed post-click actions, such as buying a product or requesting information. OAD can also track the branding effectiveness of each advertisement by reporting the number of users who did not click on the advertisement but eventually visited the advertiser's Web site.

        We currently sell our OAD product primarily in Europe and we have limited distribution outside of Europe. Accordingly, we are evaluating how and to what extent to continue the development of our OAD product for markets outside of Europe.

The Insight Platform of Audience Management and Web Analytics Tools

Insight XE

        Insight XE is a Web analytics application that helps Web publishers measure, analyze and understand the behavior of visitors to their Web site in natural language. Insight XE employs JavaScript code embedded in a Web site's pages, allowing the site owner to assign contextually relevant values to the pages.

        Insight XE's features include:

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  Everyday business language. Insight XE taxonomy allows a Web publisher to define its site in its own terms, not as pages, URLs or pre-built categories.

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  Audience segmentation. Insight XE allows a Web publisher to segment its audience based on audience behavior, thereby identifying hidden affinities for more effective cross-merchandising and marketing.

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  Relevant metrics. Insight XE builds an anonymous profile for every unique visitor to a Web site. It provides the relevant metrics a Web publisher needs to understand the way its audience interacts with the Web site.

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  Data export. An XML data router interacts with most commercial enterprise and desktop applications, allowing users to work with data using the tools of their choice.

Insight ACT

        Insight ACT, an application that we are fully integrating with OAS, will enable a Web publisher to enhance the value of its advertising inventory by identifying and targeting segments of its audience who may be receptive to a specific advertiser's message.

        Insight ACT has been designed to offer behavioral segmentation and targeting in a three-step process: (i) determine which audience attributes are most beneficial for advertisers; (ii) cluster the audience into segments, based on advertisers' requests; and (iii) deliver targeted messages to the defined audience clusters. Through unique identifiers, Insight ACT, in combination with OAS, will offer a 4-dimensional audience view across different content, demographics, products and advertising messages.

Insight SE

        Insight SE is an application designed to allow an advertiser to create targeted campaigns using keywords and phrases, and generate performance metrics that link traffic from specific search engines throughout the entire sales cycle, from prospecting by new customers to the final sale. In light of our acquisition of Decide Holdings Pty Limited, we are evaluating whether and how to continue the development of our Insight SE application.

Corporate

        24/7 Real Media is a Delaware Corporation formed in 1998 with its principal executive offices located at 1250 Broadway, 28th Floor, New York, New York 10001. Our main telephone number is (212) 231-7100 and our main corporate Web site is www.247realmedia.com. All of our EDGAR filings with the Securities and Exchange Commission may be accessed through this Web site.

FORWARD LOOKING STATEMENTS

        This prospectus contains or incorporates by reference statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors" below.

        Words such as "expect", "anticipate", "intend", "plan", "believe", "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

RISK FACTORS

        Investing in our securities involves risk. You should carefully consider the following factors as well as other information included or incorporated by reference in this prospectus before deciding to purchase our common stock. The risks and uncertainties we have described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

        Any of these risks could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects, which could in turn have a material adverse effect on the price of our common stock. In such case, you may lose all or part of your investment.

RISKS RELATED TO 24/7 REAL MEDIA, INC.

WE MAY NOT BE ABLE TO SUSTAIN PROFITABILITY.

        We achieved profitability in accordance with generally accepted accounting principles, or GAAP, for the three and six month periods ended June 30, 2004 in part because of one-time gains. We may not be able to sustain or achieve profitability in the future. We incurred net losses of $2.5 million and $4.8 million for the three and six month periods ended June 30, 2003, respectively. Each of our predecessors had net losses in every year of their operation. We may incur operating losses in the current period and for the foreseeable future. Even if we do maintain GAAP profitability, we may not be able to sustain or increase our current level of profitability on a quarterly or annual basis in the future.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH AN INVESTOR CAN EVALUATE OUR BUSINESS.

        We have a limited operating history. You must consider the risks, expenses and difficulties typically encountered by companies with limited operating histories, particularly companies in new and rapidly expanding markets such as Internet advertising. These risks include our ability to:

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  develop new relationships and maintain existing relationships with our Web sites, advertisers, search engine providers and other third parties;

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  continue to develop and upgrade our technology;

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  respond to competitive developments;

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  implement and improve operational, financial and management information systems;

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  adapt to industry consolidation; and

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  attract, retain and motivate qualified employees.

        Our limited operating history makes it difficult to predict future revenues and operating expenses.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS MODEL.

        A significant part of our business model is to generate revenue by providing interactive marketing solutions to advertisers, advertising agencies and Web publishers. The profit potential for this business model is unproven. To be successful, both Internet advertising and our solutions will need to achieve broad market acceptance by advertisers, advertising agencies and Web publishers. Our ability to generate significant revenue from advertisers will depend, in part, on our ability to contract with Web publishers that have Web sites with adequate available advertisement inventory. Further, these Web sites must generate sufficient user traffic with characteristics attractive to our advertisers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the Internet advertising industry in general.

        Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, our products and services, including our newer products and services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing direct marketing systems. In addition, since online direct marketing is emerging as a new and distinct business apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. We may be unable to meet the demands of these clients. Acceptance of our new solutions will depend on the continued emergence of Internet commerce, communication and advertising. Demand for our new solutions may not emerge or become sustainable.

OUR FUTURE REVENUES AND RESULTS OF OPERATIONS MAY BE DIFFICULT TO FORECAST AND RESULTS IN PRIOR PERIODS MAY NOT BE INDICATIVE OF FUTURE RESULTS.

        At times in the past and in certain segments, our revenues have grown significantly and also have decreased during certain periods and in certain segments. Accurate predictions of future revenues are difficult because of the rapid changes in our markets and our possible need to sell assets to fund operations. We have also acquired or disposed of various subsidiaries and product lines over the last several years. Accordingly, investors should not rely on past revenue growth rates as an indicator of future revenue growth.

        Our results of operations have fluctuated and may continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

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  the addition of new or loss of existing clients;

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  changes in fees paid by advertisers or other clients;

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  changes in service fees payable by us to owners of Web sites, or advertisement serving fees payable by us to third parties;

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  the demand by advertisers and Web publishers for our advertising solutions;

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  the introduction of new Internet marketing services by us or our competitors;

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  variations in the levels of capital or operating expenditures and other costs relating to the maintenance or expansion of our operations, including personnel costs;

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  changes in governmental regulation of the Internet; and

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  general economic conditions.

        Our future revenues and results of operations may be difficult to forecast due to the above factors. In addition, our expense levels are based in large part on our investment plans and estimates of future revenues. Any increased expenses may precede or may not be followed by increased revenues, as we may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful.

        You should not rely on past periods as indicators of future performance. In future periods, our results of operations may fall below the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

OUR REVENUES ARE SUBJECT TO FLUCTUATIONS BY SEASON AND DUE TO GENERAL ECONOMIC CONDITIONS.

        We believe that our revenues are subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. Furthermore, Internet user traffic typically drops during the summer months, which reduces the number of advertisements to sell and deliver. Expenditures by advertisers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue could be materially reduced by a decline in the economic prospects of advertisers or the economy in general, which could alter current or prospective advertisers' spending priorities or budget cycles or extend our sales cycle. Due to such risks, you should not rely on quarter-to-quarter comparisons of our results of operations as an indicator of our future results.

OUR REVENUE COULD DECLINE IF WE FAIL TO EFFECTIVELY MANAGE OUR EXISTING ADVERTISING INVENTORY AND OUR GROWTH COULD BE IMPEDED IF WE FAIL TO ACQUIRE ACCESS TO NEW ADVERTISING INVENTORY.

        Our success depends in part on our ability to effectively manage our existing advertising inventory. The Web publishers that list their unsold advertising inventory with us are not bound by long-term contracts. In addition, Web publishers can change the amount of inventory they make available to us at any time. If a Web publisher decides not to make advertising space from its Web sites available to us, we may not be able to replace this advertising space with advertising space from other Web sites that have comparable traffic patterns and user demographics quickly enough to fulfill our advertisers'

requests. This would result in lost revenue. We expect that our customers' requirements will become more sophisticated as the Web matures as an advertising medium. If we fail to manage our existing advertising space effectively to meet our customers' changing requirements, our revenue could decline. Our growth also depends on our ability to expand our advertising inventory. To attract new advertisers, we must maintain a consistent supply of attractive advertising space. We intend to expand our advertising inventory by selectively adding to our network new Web publishers that offer attractive demographics, innovative and quality content and large audiences. Our ability to attract new Web publishers to our network and to retain Web publishers currently in our network will depend on various factors, some of which are beyond our control. These factors include our ability to introduce new and innovative product lines and services, our ability to efficiently manage our existing advertising inventory, our pricing policies and the cost-efficiency to Web publishers of outsourcing all or part of their advertising sales. In addition, the number of competing intermediaries that purchase advertising inventory from Web publishers continues to increase. The size of our inventory may not increase or even remain constant in the future.

OUR TECHNOLOGY SOLUTIONS MAY NOT BE SUCCESSFUL AND MAY CAUSE BUSINESS DISRUPTION.

        Open AdSystem is our proprietary advertisement serving technology that is intended to serve as our sole advertisement serving solution. We have developed a variety of products to work on or with this platform. We must, among other things, ensure that the technology will function efficiently at high volumes, interact properly with our database, offer the functionality demanded by our customers and assimilate our sales and reporting functions. We must further complete development of our beta products. This development effort could fail technologically or could take more time than expected. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to advertisers, advertising agencies and Web publishers and result in contract terminations, fee rebates and make-goods, thereby reducing our revenue. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of advertising delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be materially and adversely affected.

WE HAVE SUBSTANTIAL DEBT, AND WE MAY NOT GENERATE SUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

        In September 2003, we issued to a single holder a 2% subordinated convertible debenture in the principal amount of $15.0 million that matures in September 2006. The amount of our debt could have important consequences, including:

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  impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

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  requiring us to dedicate a substantial portion of any operating cash flow that we generate to paying principal and interest on indebtedness, thereby reducing the funds available for operations;

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  limiting our ability to grow and make capital expenditures due to the covenants contained in our debt arrangements;

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  impairing our ability to adjust rapidly to changing market conditions, invest in new or developing technologies, or take advantage of significant business opportunities that may arise;

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  placing us at a competitive disadvantage compared to our competitors that have less debt; and

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  making us more vulnerable if there is an economic downturn or if our business experiences difficulties.

        If we cannot generate sufficient additional cash flow, we may not be able to meet our debt service obligations, repay our debt when due, or comply with other covenants in the subordinated convertible debentures. If we breach the debentures, the investor could require repayment of all amounts owed, and we may not have sufficient cash reserves to repay such amounts.

WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO REPAY OR REFINANCE OUR INDEBTEDNESS. THE ISSUANCE OF STOCK UPON REDEMPTION OF OUR SUBORDINATED CONVERTIBLE DEBENTURES MAY SUBSTANTIALLY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

        Stockholders could experience substantial dilution resulting from our election to pay the semi-annual accrued interest due in common stock or repay the principal amount in common stock. We are obligated to make semi-annual interest payments on January 1 and July 1 of each year and the entire principal face amount of the debentures is due and payable on September 26, 2006. We may elect to pay interest in cash, in shares of our common stock or in additional debentures. In addition, if, after September 26, 2005, the price of our common stock does not exceed the conversion price of the debentures for a period of five consecutive trading days we may be required to repurchase $7.5 million in principal amount of the debentures on September 26, 2005. We may elect to repay the principal amount of the debentures in cash or in shares of our common stock. If we so elect, payment in shares shall be based upon ninety percent of the average of the volume weighted average price of our common stock on the principal market as reported by Bloomberg Financial L.P. during the five trading days immediately prior to the interest payment date, in the case of an interest payment, or during the 15 trading days immediately prior to the maturity date, in the case of the repayment of the principal amount of the debentures.

        If we decide to repay the principal in cash we will need additional capital to fund this obligation. Our ability to arrange financing and the cost of this financing will depend upon many factors, including: general economic and capital market conditions generally, and in particular the non-investment grade debt market; credit availability from banks or other lenders; investor confidence in our industry generally and our company specifically; and provisions of tax and securities law that are conducive to raising capital.

        If we need additional funds and are unable to raise them, our inability to raise them will have an adverse effect on our operations. If we decide to raise additional funds by incurring debt, we may become subject to additional or more restrictive financial covenants and ratios. If we fail to make the mandatory redemptions in cash and if our stock price significantly declines, we could potentially be obligated to issue a larger number of shares of our common stock in redemption of the debentures.

WE MAY NEED TO RAISE ADDITIONAL FUNDS TO CONTINUE OPERATIONS.

        A significant acquisition, an unforeseen reduction in our revenues, an impairment of our receivables, or an increase in expenses or capital expenditures may require us to raise additional funds to continue operations. To the extent we encounter additional opportunities to raise cash, we may sell additional equity or debt securities, which would result in further dilution of our stockholders. Stockholders may experience extreme dilution due to our current stock price and the amount of financing we may need to raise and these securities may have rights senior to those of holders of our common stock. Our subordinated convertible debentures limit our ability to incur additional debt, and any future indebtedness that we may incur could contain covenants that restrict our operating flexibility.

        We have limited access to the capital markets to raise capital. The capital markets have been unpredictable in the past, especially for unprofitable companies such as ours. In addition, it is difficult to raise capital in the current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control, such as the share price of our stock and its trading volume. As a result, efforts to secure financing on terms attractive to us may not be successful, and we may not be able to secure additional financing on any terms.

        Due to our operating losses, it may be difficult to obtain debt financing. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, results of operation, financial condition and continued viability will be materially and adversely affected.

WE DISCLOSE PRO FORMA INFORMATION, WHICH MAY EXCLUDE ITEMS THAT ARE IMPORTANT TO AN INVESTOR'S UNDERSTANDING OF OUR RESULTS OF OPERATIONS.

        We prepare and release quarterly unaudited financial statements prepared in accordance with GAAP. We also disclose and discuss certain pro forma and other non-GAAP information in the related earnings release and investor conference call. This pro forma financial information excludes or may exclude certain special charges and other costs. We believe the disclosure of the pro forma financial information helps investors more meaningfully evaluate the results of our ongoing operations. However, we urge investors to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q, our Annual Reports on Form 10-K, and our quarterly earnings releases, and to compare the GAAP financial information with the pro forma financial results disclosed in our quarterly earnings releases and investor calls.

OUR ACQUISITION OF DECIDE HOLDING PTY LIMITED MAY NOT BE SUCCESSFUL.

        In August 2004, we completed our acquisition of Decide Holdings Pty Limited. We may not realize the anticipated financial and strategic goals of this acquisition and we cannot assure you that this acquisition will be successful. The success of this acquisition will depend in part on our ability to expand the search business of Decide Holdings Pty Limited into new geographical markets throughout the world. We may have difficulty integrating the business and operations of Decide Holdings Pty Limited or retaining their key personnel as well as implementing and maintaining standards, controls, procedures and policies that are consistent with ours. Additionally, our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations. These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows.

GENERALLY, OUR ACQUISITIONS MAY NOT BE SUCCESSFUL.

        We were formed in February 1998 to consolidate three Internet advertising companies and have since acquired other companies. We may continue pursuing selective acquisitions of businesses, technologies and product lines as a key component of our growth strategy. If we acquire additional companies, we will continue to face risks of integrating and improving our financial and management controls, advertisement serving technology, reporting systems and procedures, and expanding, training and managing our work force. This process of integration may take a significant period of time and will require the dedication of management and other resources, which may distract management's attention from our other operations. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to intangible assets. In addition, acquisitions involve numerous risks, including:

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  the difficulties in the integration and assimilation of the operations, technologies, products and personnel of an acquired business;

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  the diversion of management's attention from other business concerns;

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  the availability of favorable acquisition financing for future acquisitions; and

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  the potential loss of key employees of any acquired business.

        Our inability to successfully integrate any acquired company, or failure to achieve any expected synergies, could adversely affect our business.

OUR NET OPERATING LOSS CARRYFORWARDS MAY BE LIMITED.

        Due to the "change in ownership" provisions of the Internal Revenue Code, the availability of our net operating loss and credit carryforwards may be subject to an annual limitation against taxable income in future periods, which could substantially limit the eventual utilization of these carryforwards.

WE COULD BE ADVERSELY AFFECTED BY AN IMPAIRMENT OF A SIGNIFICANT AMOUNT OF GOODWILL AND/OR INTANGIBLE ASSETS ON OUR BALANCE SHEET.

        In the course of our operating history, we have acquired and disposed of numerous assets and businesses. Some of our acquisitions have resulted in the recording of a significant amount of goodwill and/or intangible assets on our financial statements. The goodwill and/or intangible assets were recorded because the fair value of the net assets acquired was less than the purchase price. We may not realize the full value of the goodwill and/or intangible assets. As such, we evaluate on at least an annual basis whether events and circumstances indicate that all or some of the carrying value of goodwill and/or intangible assets are no longer recoverable, in which case we would write off the unrecoverable portion as a charge to our earnings.

        To improve our operating performance, we may determine to acquire other assets or businesses complementary to our business and, as a result, we may record additional goodwill and/or intangible assets in the future. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings. We will also be required to allocate a portion of the purchase price of any acquisition to the value of any intangible assets that meet the criteria specified in the Statement of Financial Accounting Standards No. 141, "Business Combinations," such as marketing, customer or contract-based intangibles. The amount allocated to these intangible assets could be amortized over a fairly short period. As a result, our earnings and the market price of our common stock could be negatively affected.

THE SUCCESS OF OUR 24/7 SEARCH OPERATIONS DEPENDS ON A SMALL NUMBER OF SEARCH ENGINE CLIENTS, AND THE LOSS OF A SINGLE SEARCH ENGINE CLIENT COULD RESULT IN A SUBSTANTIAL DECREASE IN OUR 24/7 SEARCH REVENUE.

        We have generated a significant portion of our 24/7 Search revenue from relationships with a small number of search engines, including Alta Vista, Ask Jeeves, Google, MyGeek and Overture. We expect that a small number of search engine distribution partners will continue to generate a majority or more of our 24/7 Search revenue for the foreseeable future. The interruption or loss of any of our primary search engine relationships could cause a significant decrease in 24/7 Search revenue. As a result of consolidation among search engines, and other search marketing companies, we could lose one of more of our distribution partners or face increased competition from search engines (including our current search engine distribution partners) that internally develop or acquire capabilities similar to our service. In addition, as the operations and strategies of our search engine distribution partners continue to evolve, we may be required to adjust our business strategy to maintain relationships with our clients, which could have a material adverse effect on our 24/7 Search revenue.

OUR CUSTOMERS AND PARTNERS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

        As a result of unfavorable conditions in the capital markets, some of our customers may have difficulty raising sufficient capital to support their long-term operations. As a result, these customers have reduced their spending on Internet advertising, which has materially and adversely affected our business, financial condition and results of operations. In addition, we have entered into a strategic business relationship with Lycos, and may enter into similar relationships with other companies. These companies may experience similar adverse business conditions that may render them unable to meet our expectations for the strategic business relationship or to fulfill their contractual obligations to us. Such an event could have a material adverse impact on our business, financial condition and results of operations.

WE HAVE SIGNIFICANT OBLIGATIONS UNDER OUR AGREEMENT WITH LYCOS AND WE EXPECT LYCOS TO REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES.

        We entered into an agreement with Lycos, Inc. in February 2004 to provide media sales, advertisement serving and analytics technology services to Lycos' U.S. Web properties. We expect that Lycos will generate a significant portion of our revenues. As part of our agreement with Lycos, we have hired additional personnel and implemented additional controls and procedures to provide advertising sales, billing and other important services related to the Lycos Web properties. We may make additional operational adjustments related to our relationship with Lycos. To the extent that we require and cannot hire additional personnel or have not adequately implemented controls and procedures, our relationship with Lycos may suffer and our obligations under this agreement may materially and adversely affect our business, results of operations and financial condition.

        Our agreement with Lycos requires us to make a minimum annual payment of $10 million in 2004, along with an initial payment of $4.5 million to be paid to Lycos over the course of 2004. We are also required to make minimum annual payments in each subsequent year during the term of the agreement. Our minimum annual payments under this agreement could increase during the term of the agreement. To the extent that we fail to sell adequate advertising space on Lycos' Web properties, or if prices for advertising space fall below our expectations, our obligations under this agreement may materially and adversely affect our business, results of operations and financial condition.

        Lycos may have the right to terminate our agreement if Lycos or we are acquired. Terra Lycos, the parent company of Lycos, has announced publicly that it has entered into an agreement for the sale of Lycos. If our agreement with Lycos is terminated as a result of such sale, although we would not have to make minimum annual payments, we would lose a significant portion of our revenues which could materially and adversely affect our business, results of operations and financial condition. Our agreement with Lycos provides for a payment to us of up to $9 million in the event of a termination of the agreement as a result of a change of control of Lycos. We cannot assure you that such payment would be made by Lycos in such circumstances.

IF WE LOSE OUR CEO OR OTHER SENIOR MANAGERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

        Our success depends, to a significant extent, upon our senior management and key sales and technical personnel, particularly David J. Moore, our Chief Executive Officer, Jonathan K. Hsu, our Chief Financial Officer, Christopher J. Wagner, our Chief Executive Officer—Europe, Jae Woo Chung, our Chief Executive Officer—Korea, David Hills, our President, Media Solutions, and Tony Schmitz, our Chief Technology Officer and President, Technology Solutions. The loss of the services of one or more of these persons could materially and adversely affect our ability to develop our business. Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. We may be unable to retain our key personnel or attract, integrate or retain other highly qualified personnel in the future. We have experienced in the past, and may continue to experience in the future, difficulty in hiring and retaining candidates with appropriate qualifications, especially in sales and marketing positions.

WE MIGHT EXPERIENCE SIGNIFICANT DEFECTS IN OUR PRODUCTS.

        Software products frequently contain errors or failures, especially when first introduced or when new versions are released. We might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the enhancement of our products, or which could adversely affect market acceptance of our products. Any significant product errors or design flaws would slow the adoption of our products and cause damage to our reputation, which would seriously harm our business. If customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs and claims, and our business, operating results and financial condition could be adversely affected.

SOME OF OUR SOFTWARE IS LICENSED FROM THIRD PARTIES.

        Some of our products, including one or more modules for our Open AdSystem platform, contain software licensed from third parties. Some of these licenses may not be available to us in the future or on terms that are acceptable or allow our products to remain competitive. Our inability to use any of this third party software could result in shipment delays, delays in the development of future products or enhancements of existing products, or other disruptions in our business, which could materially and adversely affect our business, financial condition and operating results.

OUR OPERATIONS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER EVENTS, INCLUDING TERRORIST ATTACKS, BECAUSE WE HAVE LIMITED BACKUP SYSTEMS.

        We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. We have a limited disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. Our operations are dependent on our ability to protect our computer systems against these unexpected adverse events.

        If any of the foregoing occurs, we may experience a complete system shutdown. Any business interruption insurance that we carry is unlikely to be sufficient to compensate us for loss of business in the event of a significant catastrophe.

        In addition, interruptions in our services could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Our Open AdSystem technology resides on computer systems located in our data centers housed by Savvis in the United States and Level 3 Communications in Europe. These systems' continuing and uninterrupted performance is critical to our success. Despite precautions that we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of our solutions. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Although we believe we carry property insurance with adequate coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

        In addition, terrorist acts or acts of war may cause damage to our employees, facilities, clients, our clients' customers and vendors, which could significantly impact our revenues, costs and expenses and financial position. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot be presently predicted. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

OUR INTERNATIONAL OPERATIONS FACE LEGAL AND CULTURAL CHALLENGES.

        We have operations in a number of international markets, including Asia, Australia, Canada and Europe. To date, we have limited experience in marketing, selling and distributing our solutions internationally. International operations are subject to other risks, including:

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  changes in regulatory requirements;

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  reduced protection for intellectual property rights in some countries;

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  potentially adverse tax consequences;

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  general import/export restrictions relating to encryption technology and/or privacy;

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  difficulties and costs of staffing and managing foreign operations;

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  political and economic instability;

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  fluctuations in currency exchange rates; and

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  seasonal reductions in business activity during the summer months in Europe and certain other parts of the world.

WE MAY BE UNABLE TO PROMOTE AND MAINTAIN OUR BRANDS.

        We believe that establishing and maintaining the brand identities of our products and services is a critical aspect of attracting and expanding a large client base. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality service. If businesses do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by businesses, we will risk diluting our brand identities and decreasing their attractiveness to existing and potential customers.

        In order to attract and retain customers and to promote and maintain brands in response to competitive pressures, we may also have to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our customers. If we incur significant expenses in an attempt to improve our services or to promote and maintain our brands, our business, prospects, financial condition and results of operations could be materially adversely affected. Moreover, any brand identities we establish may be diluted as a result of any inability to protect our trademarks and service marks or domain names, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK.

WE HAVE A VERY SUBSTANTIAL OVERHANG OF COMMON STOCK AND FUTURE SALES OF OUR COMMON STOCK WILL CAUSE SUBSTANTIAL DILUTION AND MAY NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

        As of July 31, 2004, there were approximately 34.2 million shares of our common stock outstanding, excluding 4.5 million being registered hereunder. As of that date, we also had an aggregate of approximately 13.5 million shares of common stock that may be sold into the market in the future, including approximately 4.6 million shares of our common stock issuable upon exercise of options, 6.7 million shares of our common stock issuable upon conversion of our outstanding preferred stock and exercise of the related warrants and 2.2 million shares of our common stock issuable upon conversion of the debentures and exercise of the related warrants. In addition, if we undertake an additional financing involving securities convertible into shares of our common stock, the aggregate number of shares into which those securities are convertible will further increase our overhang.

        We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options or conversion of shares of preferred stock), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

OUR SHARE PRICE MAY BE VOLATILE AND COULD DECLINE SUBSTANTIALLY.

        The market price of our common stock has fluctuated in the past and may continue to be volatile. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the purchase price. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in our industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect our business, financial condition and results of operations.

THE POWER OF OUR BOARD OF DIRECTORS TO DESIGNATE AND ISSUE SHARES OF STOCK COULD HAVE AN ADVERSE EFFECT ON HOLDERS OF OUR COMMON STOCK.

        We are authorized to issue up to 350,000,000 shares of common stock, which may be issued by our board of directors for such consideration as they may consider sufficient without seeking stockholder approval. The issuance of additional shares of common stock in the future will reduce the proportionate ownership and voting power of current stockholders. Our Certificate of Incorporation also authorizes us to issue up to 10,000,000 shares of preferred stock, the rights and preferences of which may be designated by our board of directors. These designations may be made without stockholder approval. The designation and issuance of preferred stock in the future could create additional securities that would have dividend and liquidation preferences prior in right to the outstanding shares of common stock. These provisions could also impede a change in control.

SUNRA CAPITAL HOLDINGS, LTD. AND PUBLIGROUPE USA HOLDING, INC. COLLECTIVELY CONTROL A SUBSTANTIAL PORTION OF OUR TOTAL OUTSTANDING VOTING POWER AND WILL LIKELY BE ABLE TO INFLUENCE CERTAIN APPROVAL MATTERS.

        Sunra Capital Holdings Ltd. and affiliated parties are currently the beneficial owners of a significant percentage of our common stock, including shares of our Series A Preferred Stock which benefit from protective provisions regarding specific corporate matters. PubliGroupe USA Holdings also owns a significant percentage of our common stock, and has agreed to vote on all corporate matters in accordance with the recommendations of our Board of Directors.

        Based on their voting power, Sunra and PubliGroupe may be able to influence the outcome of matters requiring stockholder approval, including the election of directors, amendment of our charter and approval of significant corporate transactions. Sunra and PubliGroupe also could deter a change in control of 24/7 Real Media, despite the approval of other stockholders, if, for example, a third party required their consent as a condition to closing a transaction with us.

OUR PREFERRED STOCK HAS LIQUIDATION PREFERENCE AND PARTICIPATION RIGHTS THAT COULD REDUCE OR ELIMINATE ANY PROCEEDS AVAILABLE TO OUR COMMON STOCKHOLDERS UPON A SALE OF OUR COMPANY.

        Under certain circumstances, upon our sale, liquidation or dissolution, our Series A and Series C preferred stockholders may be entitled to receive an aggregate liquidation preference of $6.9 million plus accrued dividends, before our common stockholders receive any payment. After receipt of this payment, the preferred stockholders may also have the right to participate in receiving proceeds payable to the common stockholders on an as-converted basis. As a result, in the event of our sale, liquidation or dissolution, including one in which the total proceeds represent a premium to the then prevailing price per share of our common stock, our common stockholders may experience substantial dilution in the amount payable to them, and if total proceeds are less than or equal to the liquidation preference, then our common stockholders will not receive any proceeds.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF OUR COMPANY.

        Some of the provisions of our Certificate of Incorporation, our Bylaws and Delaware law could, together or separately:

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  discourage potential acquisition proposals;

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  delay or prevent a change in control;

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  impede the ability of our stockholders to change the composition of our board of directors in any one year; and

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  limit the price that investors might be willing to pay in the future for shares of our common stock.

WE DO NOT INTEND TO PAY FUTURE CASH DIVIDENDS.

        We currently do not anticipate paying cash dividends on our common stock at any time in the near future. We may never pay cash dividends or distributions on our common stock. In addition, our subordinated convertible debentures restrict our ability to pay cash dividends on our common stock. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, contractual restrictions and any other factors that the Board of Directors decides is relevant.

RISKS RELATED TO OUR INDUSTRY.

OUR BUSINESS MAY NOT GROW IF THE INTERNET ADVERTISING MARKET DOES NOT CONTINUE TO DEVELOP.

        The Internet as a marketing medium has not been in existence for a sufficient period of time to demonstrate its effectiveness. Our business would be adversely affected if the Internet advertising market fails to develop in the near future. There are currently no widely accepted standards to measure the effectiveness of Internet advertising other than clickthrough rates, which generally have been declining. Such standards may not develop to sufficiently support the Internet as a significant advertising medium. Actual or perceived ineffectiveness of online advertising in general, or inaccurate measurements or database information in particular, could limit the long-term growth of online advertising and cause our revenue levels to decline.

OUR FAILURE TO COMPETE SUCCESSFULLY MAY HINDER OUR GROWTH.

        The markets for Internet advertising and related products and services are intensely competitive and such competition is expected to increase. Our failure to compete successfully may hinder our growth. We believe that our ability to compete depends upon many factors both within and beyond our control, including:

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  the timing and market acceptance of new products and enhancements of existing services developed by us and our competitors;

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  changing demands regarding customer service and support;

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  shifts in sales and marketing efforts by us and our competitors; and

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  the ease of use, performance, price and reliability of our services and products.

        Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. We may be unable to compete successfully against current or future competitors. In addition, the Internet must compete for a share of advertisers' total budgets with traditional advertising media, such as television, radio, cable and print, as well as content aggregation companies and other companies that facilitate Internet advertising. To the extent that the Internet is perceived to be a limited or ineffective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising, which could limit the growth of Internet advertising.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUES AND INCREASE OUR COSTS.

        Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. State governments or governments of foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

CHANGES IN LAWS AND STANDARDS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM OUR BUSINESS.

        The U.S. federal and various state governments have recently proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that may limit our collection and use of information regarding Internet users in Europe. The effectiveness of our Open AdSystem technology could be limited by any regulation limiting the collection or use of information regarding Internet users. Since many of the proposed laws or regulations are just being developed, we cannot yet determine the impact these regulations may have on its business. In addition, growing public concern about privacy and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry and to increased federal and state regulation. The Network Advertising Initiative, or NAI, of which we are a member along with other Internet advertising companies, has developed self-regulatory principles for online preference marketing. We are also subject to various federal and state regulations concerning the collection, distribution and use of personal information. These laws include the Children's Online Privacy Protection Act, and state laws that limit or preclude the use of voter registration and drivers license information, as well as other laws that govern the collection and use of consumer credit information. While we monitor legislative initiatives, in the event that more onerous federal or state laws or regulations are enacted or applied to us or our clients, our business, financial condition and results of operations could be materially and adversely affected.

PRIVACY CONCERNS MAY PREVENT US FROM COLLECTING USER DATA.

        Growing concerns about the use of cookies and data collection may limit our ability to develop user profiles, offer our behavioral targeting and otherwise provide Internet advertisement services and technology. Web sites typically place small files of information, commonly known as "cookies", on a user's hard drive, generally without the user's knowledge or consent. Cookie information is passed to the Web site through the Internet user's browser software. Our Open AdSystem technology targets advertising to users through the use of cookies and other non-personally-identifying information. Open AdSystem enables the use of cookies to deliver targeted advertising and to limit the frequency with which an advertisement is shown to a user. Most currently available Internet browsers allow users to modify their browser settings to prevent cookies from being stored on their hard drive, and a small minority of users are currently choosing to do so. Users can also delete cookies from their hard drive or modify them at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts and impair our targeting capabilities. Microsoft Corporation has changed the design and instrumentation of its Web browser in such a way as to give users the option to accept or reject third party cookies. Giving users the option to decline such cookies could result in a reduction of the number of Internet users that we can profile anonymously. Such changes also could adversely affect our ability to determine the reach of advertising campaigns sold and delivered by us and the frequency with which users of sites in the 24/7 Network see the same advertisement.

        If the use or effectiveness of cookies is limited, we likely would have to switch to other technology that would allow us to gather demographic and behavioral information. While such technology currently exists, it is substantially less effective than cookies. Replacement of cookies could require significant engineering time and resources, might not be completed in time to avoid negative consequences to our business, financial condition or results of operations, and might not be commercially feasible.

WE DEPEND ON PROPRIETARY RIGHTS, AND WE FACE THE RISK OF INFRINGEMENT.

        Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark law. We have received two patents in the United States, and have filed and intend to file additional patent applications in the United States. In addition, we apply to register our trademarks in the United States and internationally. Our patent applications or trademark applications may not be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties that may be unavailable on commercially reasonable terms.

        We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

        We have licensed, and we may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. The value of our proprietary rights could decline in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving.

        We may be subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or the Web publishers with Web sites in the 24/7 Network. Such claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation, which may be unavailable on commercially reasonable terms.

        From time to time, we may selectively pursue claims of infringement of our patents and other intellectual property rights by third parties. Such claims and any related litigation present the risk that a court could determine, either preliminarily or finally, that some of our patents or other intellectual property rights are not valid, which may make it difficult to sell our technology solutions and may lead to a loss of and an inability to generate licensing revenue from our patents. In addition, even if we prevail, such litigation could be time-consuming and expensive to pursue, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY LIABILITY.

        We may be liable for content available or posted on the Web sites of our publishers. We may be liable to third parties for content in the advertising we serve if the music, artwork, text or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims or counterclaims could be time consuming, result in costly litigation or divert management's attention.

WE FACE RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE.

        The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions to address our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors.

        In addition, the development of commercial software and technology that blocks, eliminates or otherwise screens out Internet advertising may reduce the value of advertising inventory on our 24/7 Web Alliance and the benefits of our technology solutions to our customers. We cannot guarantee that a new commercial software or technology, for end-users or enterprises, will not be capable of eliminating a portion or all of the advertisement formats, including banners, pop-ups, pop-unders and other formats, that we utilize through our 24/7 Web Alliance or that we currently deliver through our technology solutions. To the extent that our customers refuse to pay for advertisements that are blocked, or if the use of blocking software exceeds our expectations, our business, results of operations and financial condition may be materially and adversely affected.

OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS, WHICH MAY MAKE OUR PRODUCTS AND SERVICES LESS ATTRACTIVE AND RELIABLE.

        Internet usage could decline if any well-publicized compromise of security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Web site against hackers. Any measures we may take may not be effective. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of August 5, 2004 and the percentage of ownership shown in the table is based on approximately 34.2 million shares of common stock issued and outstanding as of such date. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

	SHARES BENEFICIALLY OWNED BEFORE OFFERING (1)		MAXIMUM NUMBER OF SHARES BEING OFFERED (2)	SHARES BENEFICIALLY OWNED AFTER OFFERING (3)
NAME OF STOCKHOLDER
	NUMBER	PERCENTAGE		NUMBER	PERCENTAGE
Keith Anthony Lambert	1,085,873	3.16%	1,085,873	—	—
Paul Milton McCarney	1,085,873	3.16%	1,085,873	—	—
Terazeal Pty Limited (4)	1,085,873	3.16%	1,085,873	—	—
Babela Holdings Pty Limited (5)	943,357	2.76%	943,357	—	—
Hoo Lam Woon	79,237	*	76,458	2,799	*
Scott McNeilage Pty Limited (6)	50,788	*	50,788	—	—
Phillip John Walker Trust (7)	46,134	*	46,134	—	—
Graham Sharp Paul Trust (8)	39,091	*	39,091	—	—
James Rody Byrne	18,971	*	18,971	—	—
Robert John Morrish	12,647	*	12,647	—	—
David James Barker	10,349	*	10,349	—	—
Tinabass Superannuation Trust (9)	8,872	*	8,872	—	—

*
Represents less than 1% of the outstanding common stock.

(1)
Unless otherwise indicated, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder.

(2)
This column represents shares of common stock issued in connection with the Company's acquisition of Decide Holdings Pty Limited.

(3)
We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(4)
Paul Ford has voting and dispositive control over the shares of common stock held by Terazeal Pty Limited.

(5)
David Turner and Gour Lentell have voting and dispositive control over the shares of common stock held by Babela Holdings Pty Limited.

(6)
Scott McNeilage has voting and dispositive control over the shares of common stock held by Scott McNeilage Pty Limited.

(7)
Keith Lambert has voting and dispositive control over the shares of common stock held by the Phillip John Walker Trust.

(8)
Keith Lambert has voting and dispositive control over the shares of common stock held by the Graham Sharp Paul Trust.

(9)
Keith Lambert has voting and dispositive control over the shares of common stock held by the Tinabass Superannuation Trust.

Acquisition of Decide Holdings Pty Limited.

        On August 19, 2004, we entered into a Share Purchase Agreement with Decide Holdings Pty Limited, an Australian limited company, and the shareholders of Decide Holdings Pty Limited listed on the signature pages of the Agreement. Pursuant to the terms of the Share Purchase Agreement, we acquired all of the outstanding shares of Decide Holdings Pty Limited for $15.0 million in cash and 4,464,286 shares of our common stock. Additionally, we are required to issue an additional $2.5 million in cash and $5.0 million in shares of common stock (up to a maximum of 2,336,725 shares) to the selling stockholders of Decide Holdings Pty Limited if Decide Holdings Pty Limited achieves certain performance targets.

        The selling stockholders received shares of common stock in a private placement to such stockholders in connection with our acquisition of Decide Holdings Pty Limited. The private placement to such stockholders was not registered under the Securities Act of 1933, as amended, in accordance with Section 4(2) thereunder. The selling stockholders represented, among other things, that they acquired the shares of common stock for investment and with no present intention of distributing them. The selling shareholders have agreed to a lock-up provision restricting the resale of the shares of common stock received by them in the transaction. The lock-up restrictions generally lapse in three equal installments, one on each of the effective date of the Registration Statement, February 19, 2004, and August 19, 2005, respectively.

        We agreed to file this registration statement to register shares for resale in recognition of the fact that the selling stockholders may wish to be legally permitted to sell their shares when they deem appropriate. We are registering for resale 4,464,286 shares of common stock which represents the number of shares of common stock issued to the selling shareholders at the closing of the acquisition of Decide Holdings Pty Limited pursuant to the Share Purchase Agreement.

        We have agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the date on which all the shares offered in this prospectus have been sold or may be resold by the selling stockholders without registration or without regard to volume limitations by reason of Rule 144(k) under the Securities Act of 1933, as amended, or any other rule of similar effect.

        The foregoing description of the acquisition of Decide Holdings Pty Limited and related private placement of common stock is only a summary and is qualified in its entirety by reference to Items 2 and 7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2004, as amended after the date of this prospectus.

        This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

        We are registering the common stock on behalf of the above selling stockholders. The selling stockholders are offering shares of common stock that they received in connection with the transactions described above. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of such sales by the selling stockholders.

        The selling stockholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act").

        The common stock may be sold by the selling stockholders from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be affected by means of one or more of the following transactions (which may involve cross or block transactions):

  •
  a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  in privately negotiated transactions

  •
  through the settlement of short sales;

  •
  broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker dealers that in turn may sell such securities.

        The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. The foregoing may affect the marketability of such securities.

        Pursuant to the various registration rights agreements with the selling stockholders who received their shares of common stock in connection with the above acquisitions and transactions, all expenses of the registration of the common stock will be paid by us, including, without limitation, SEC filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

        In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling stockholder will sell any or all of the common stock, and any selling stockholder may transfer, devise or gift such common stock by other means not described herein.

        The selling stockholders have agreed not to offer or sell the shares covered by the shelf registration statement for a period not to exceed 30 days during any 90-day period and an aggregate of 60 days during any twelve-month period when the Company advises the selling stockholders that it may have material non-public information.

        To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. The documents contain important information about 24/7 Real Media and its finances.

        We incorporate by reference:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 1, 2004 and amended on March 24, 2004

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, as filed on May 14, 2004;

  •
  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as filed on August 9, 2004;

  •
  our Current Report on Form 8-K, filed January 12, 2004;

  •
  our Current Report on Form 8-K, filed February 11, 2004;

  •
  our Current Report on Form 8-K, filed March 16, 2004;

  •
  our Current Report on Form 8-K, filed April 20, 2004;

  •
  our Current Report on Form 8-K, filed August 20, 2004; and

  •
  the description of the 24/7 Media common stock contained in our Registration Statement on Form 8-A dated July 28, 1998 registering the 24/7 Media common stock under Section 12(g) of the Securities Exchange Act of 1934.

        We also incorporate by reference additional documents that we may file with the SEC under Section 13 (a), 13 (c), 14 or 15(d) of the Exchange Act (i) after the date of this prospectus and prior to the effectiveness of the registration statement of which the prospectus is a part and (ii) after the date of this prospectus and prior to the completion of the offering of the shares of common stock offered hereby. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including an amendment to Current Report on Form 8-K filed August 20, 2004, and proxy statements.

        Information furnished under Items 9 and 12 of any of our Current Reports on Form 8-K is not incorporated by reference in this prospectus or the registration statement of which this prospectus is a part.

        When reading this prospectus, you should consider that any statement contained in this prospectus may be modified or superseded by any other statement made in this prospectus to the extent that the second statement modifies or supersedes the first statement. This would also apply to any statement that is incorporated by reference, or deemed to be incorporated by reference, in any document filed by 24/7 Real Media, Inc. after the date of this prospectus, including any supplement to this prospectus. Any statement which is modified or superseded as described in the previous sentence is not a part of this prospectus, except as such statement is modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    24/7 Real Media, Inc.
    Legal Department
    1250 Broadway, 28th Floor
    New York, New York 10001
    (212) 231-7100

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than on the front of this document.

LEGAL MATTERS

        Certain matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Proskauer Rose LLP.

EXPERTS

        The consolidated financial statements of 24/7 Real Media, Inc. and subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of Goldstein Golub Kessler LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows of 24/7 Real Media, Inc. and subsidiaries for the year ended December 31, 2001, have been incorporated by reference in reliance upon the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The report of KPMG LLP, dated March 29, 2002, except for footnotes 3 and 4(b) to the consolidated financial statements in the Current Report on Form 8-K/A of 24/7 Real Media, Inc. dated December 19, 2002, which are as of October 15, 2002, contains two explanatory paragraphs. The first explanatory paragraph states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The second explanatory paragraph states that the Company revised the consolidated financial statements and footnotes to reflect the sale of its IMAKE subsidiary as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

        The balance sheets of Real Media Korea Co., Ltd. as of September 30, 2003 and December 31, 2002 and the related statements of income, shareholders' equity and cash flows for the nine-month period and the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of Samduk Accounting Corporation, certified public accountants, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        An estimate of the fees and expenses of issuance and distribution (other than discounts and commissions) of the common stock offered hereby (all of which will be paid by 24/7 Real Media, Inc.) is as follows:

SEC registration fee	$1,770.41
Transfer Agent fees	$3,000.00
Printing and Edgar formatting fees and expenses	$5,000.00
Legal fees and expenses	$10,000.00
Accounting fees and expenses	$30,000.00
Miscellaneous expenses	$2,000.00

Total	$51,770.41

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The General Corporation Law of the State of Delaware ("DGCL") permits the Company and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of the Company or in an action by stockholders of the Company.

        The Certificate of Incorporation of the Company (the "Charter") eliminates the liability of directors to stockholders or the Company for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes the Company to indemnify its directors, officers, incorporators, employees, and agents with respect to certain costs, expenses, and amounts incurred in connection with an action, suit, or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee, or agent of the Company. In addition, the Charter permits the Company to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. The Company has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, the Company has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this registration statement.

        The Company maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of the Company for certain liabilities, including certain liabilities which may arise out of this registration statement.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Charter. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        The following is a list of Exhibits filed as part of the Registration Statement:

EXHIBIT NO.	EXHIBIT DESCRIPTION
5	Opinion of Proskauer Rose LLP regarding legality of securities.
23.1	Consent of Goldstein Golub Kessler LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of Samduk Accounting Corporation.
23.4	Consent of Proskauer Rose LLP (included in the opinion filed as Exhibit 5).
24.1	Power of Attorney (included on signature page to Registration Statement).

ITEM 17.    UNDERTAKINGS

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13 (a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 hereof or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 1, 2004.

24/7 Real Media, Inc.
By:	/s/ DAVID J. MOORE David J. Moore President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned directors and/or officers of 24/7 Real Media, Inc. (the "Company"), hereby severally constitute and appoint David J. Moore, Chief Executive Officer, and Mark E. Moran, General Counsel, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and purposes as each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of the, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/s/ DAVID J. MOORE David J. Moore	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 1, 2004
/s/ JONATHAN K. HSU Jonathan K. Hsu	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 1, 2004
/s/ ROBERT J. PERKINS Robert J. Perkins	Director	September 1, 2004
/s/ ARNIE SEMSKY Arnie Semsky	Director	September 1, 2004
/s/ JOSEPH W. WAECHTER Joseph W. Waechter	Director	September 1, 2004
/s/ MORITZ F. WUTTKE Moritz F. Wuttke	Director	September 1, 2004
Valentine J. Zammit	Director

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TABLE OF CONTENTS
24/7 REAL MEDIA, INC.
FORWARD LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY